Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-120975

Date: December 3, 2004

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

On December 2, 2004 Harmony Gold Mining Company Limited conducted a telephone conference call in Johannesburg, South Africa. A transcript of that call follows.

Bernard Swanepoel:

Good afternoon, ladies and gentlemen, I apologise that we gave the guys who phoned in late five minutes extra, there is still a long queue waiting to join. I am also told that we have got over 20 Goldfields people listening, so welcome to you, you are welcome to listen to a Goldfields shareholder talking about the IAMGOLD transaction. We want to just clarify our intentions in advance of the vote of the proposed IAMGOLD transaction. We have consistently said that we have no intention of trying to buy votes, and we are still very comfortable that our offer represents a full premium, upfront, and we stick with that. So those who phoned in to hear about the rumours about the adjustments of premiums, I am sorry to disappoint you upfront. We would rather deal with the IAMGOLD vote in the context of where we are today. As you saw earlier today, we think we are now near a final acceptance number for our own shareholding in Goldfields, which is now 11,8%. And obviously we intend to vote all 11,8% of our shares against the IAMGOLD transaction. We have received legal advice that seeing that we have applied for leave to appeal, the operation in the execution of the order of the Appeal Court has been suspended, and therefore we believe we are entitled to vote all the shares and will do so. Secondly we believe that the sort of cosmetic changes that Goldfields announced, the reduction of 200 million dollars in the actual price, really, you know, doesn’t change any of the facts, meaning that there remains substantial opposition to the proposed IAMGOLD transaction, this quite substantial opposition includes Harmony and Norilsk, who on aggregate owns approximately 31,8% of the entire issued share capital of Goldfields, as well as a significant number of other Goldfields shareholders, who despite these amendments, have indicated to Harmony, and we believe to Goldfields that they continue to oppose the proposed IAMGOLD transaction. Therefore we believe that Goldfields is in breech of its agreement with the Bank of New York, in that it has so far failed to inform the Bank of New York of such substantial opposition. We will obviously again deal with that if such a failure continues to exist. And if Goldfields therefore votes the discretionary ADRs. Our calculation and estimation is that there is only about 8 to 8,5% of such ADRs, discretionary proxies, but we certainly don’t think that in a well contested vote like this it would be appropriate for Goldfields to vote it. I want to deal with our intentions, dependent on the outcome of the IAMGOLD vote. Of course in the scenario where the IAMGOLD resolutions are approved, whether or not Harmony’s vote is accepted by the Chair of the day, and whether or not the discretionary proxies are voted, if there is a clear cut rejection by Goldfields shareholders of the IAMGOLD transaction, as we will expect there will be, then obviously it saves all of us a huge amount of uncertainty, and a huge amount of legal confusion over the next few months, because really then we finally get to where we wanted to get to, and that (?) for Goldfields shareholders to apply their minds to the value proposition as put forward to Harmony. In the, I would argue reasonably unlikely scenario that the IAMGOLD resolution is approved, it will either be because the Harmony shares aren’t accepted and/or the proxies are voted, then obviously we intend to proceed to have such a decision put aside through the necessary legal processes. We actually intend to ensure that either the proposed IAMGOLD transaction is then never implemented, or to the extent that the Goldfields management does implement the transaction, that it is later unwound again. So really I think if on Tuesday, on the 7th, if there isn’t fair play with regards to the voting, then obviously we have got no choice but to take the

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necessary legal action. I think if there is fair play, if we are allowed to vote, if our votes are counted, or in the case that we are blocked from voting, but the majority of the shareholders still have their way, in that case we will obviously all then be able to move on forward, in a way which I think is the easiest way for all of us. You know, I have spent the last two weeks finally out of courtrooms and in the presence of fellow Goldfields shareholders. And I think the crux for me is that this 200 million rand, too little, too late adjustment, really just confirms what we have said. And I think what quite a number of Goldfields shareholders are saying now, is that there was always a better deal doable with regards to IAMGOLD. Goldfields has just had the opportunity to renegotiate revised terms for the IAMGOLD transaction, and we believe that instead of merely clawing back 60 million dollars, which is 30% of the 200 million that they are putting up, we suggest that Goldfields could have renegotiated at least the following package to make such a transaction fairer to Goldfields shareholders. We have consistently argued that the 75/25 ratio would have more fairly reflected the respective values contributed by each party. We believe that Goldfields should appoint at least 5 of its executives to the board, including both the executive directors of the IAMGOLD or GFI, in order to fairly reflect the majority control. We believe thirdly that Goldfields should publicly undertake to keep control of the Goldfields International Assets international division. Fourthly, since all Goldfields exploration and development projects, including the Arctic Platinum Project and Cero Corona, are impossible to value at this stage. And Goldfields is proposing to receive so little consideration for them, they should be retained in Goldfields itself, especially in light of South Africa’s new exchange control regulations. Fifthly, instead of the 200 million cash injection into IAMGOLD now, this money should be kept in Goldfields own treasury, in order to follow rights issues by the International Division in future. The onerous non-compete laws between Goldfields and IAMGOLD should be cancelled, or (?) should be dramatically renegotiated. Now such improvements to the terms of the deal should have been negotiated upfront, and even more especially now when it is clear that the IAMGOLD transaction is being voted down in it’s current form.

Ladies and gentlemen, I thank you for the opportunity to just undo the last wave of rumour mongering about what we may or may not do. I think it is quite clear that our offer was as we have always said going to be rolled out, we have indicated our satisfaction with our level of 11,8% shareholding. We intend to vote those in line with, or in parallel and on equal footing with other Goldfields shareholders. And I think therefore we are very confident that with the majority of Goldfields shareholders we will put an end to the IAMGOLD transaction coming the 7th December. We are going to be very constrained in our time for questions, I think if we can take a few brief questions perhaps to clarify the issues of the day.

Question and Answer Session

Russell Fryer (Deutsche Bank):

Howzit Bernard, today it looks like the court in New York has denied Harmony’s motion to seek this temporary restraining order. And that injunction has failed. It sounds like now those proxies will indeed (?) over from (?) over to Goldfields. What happens next?

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Bernard Swanepoel:

Russell, no, I think you refer to our appeal in a New York court, but that would have been yesterday, also, where the judge said, you know, she is not in a position to rule that we can now instruct Bowling, because obviously such an instruction has to come from Goldfields. If then in the end Goldfields, you know, or if Bank of New York acts in a way which we are not happy with, afterwards, of course then we can, you know, sue for damages. So really it is impossible for us at this stage to get the Bank of New York instructed through a legal process, the Bank of New York is awaiting instructions from Goldfields and if those instructions put the Bank of New York in a predicament afterwards, well, I mean that is going to be between them and Goldfields. But we certainly reserve our legal right in case of that 8,5% votes being voted.

Peter Townsend (BJM):

Afternoon Bernard, you said you would be clarifying your future intentions with respect to the vote, what you haven’t addressed is what will happen if the IAMGOLD transaction is approved, even if Harmony is to vote it’s shares.

Bernard Swanepoel:

Peter, no, we can talk about, you know, low probability theoretical cases, really I think if one were to look at the numbers, the only reason I don’t spend a huge amount of time on that is because of the low probability. Obviously Harmony’s offer, you know, falls away in such a case. Can I remind you, as I have yesterday had confirmation again, for the umpteenth time, from Norilsk, that their 20% is still voting against this. Harmony votes 11,8% against this, I think there is a pretty wide acceptance of significant South African funds voting, again, I think we all get the same feedback that that’s the number comfortably above 10% against that. We have had 3% withdrawal of shares into our tending audit to be able to vote following that disappointing Friday morning vote. And the existing ADR votes, which are in, are already indicating close to another 2% against. Now I mean my maths adds up to, you know, we can talk about that scenario, but hey, we have got better things to talk about. That is not a scenario I really seriously contemplate, I mean, I think if you were to add those numbers up, then you get to a number above 45%, and probably with potential to go to above 55%. So really that’s the one of many other scenarios I didn’t spend time on, apologies for that then.

Peter Townsend (BMG):

If I may just ask one other question then Bernard, you seem to be viewing the two transactions as one. Whereas in my mind they are two very separate transactions, and, do you not think that Goldfields shareholders could vote against the IAMGOLD deal, and yet could also still not like the Harmony offer and vote against that. And voting down the IAMGOLD offer doesn’t necessarily mean a vote of approval for the Harmony offer.

Bernard Swanepoel:

No, Pete, of course, I mean, you know, the IAMGOLD transaction is a condition precedent for the Harmony offer to continue. And that’s, upfront, has been our stated

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intention. And that was a main driving force between the early settlement offer. Of course, once that has been achieved, then for the first time the Goldfields shareholders will sit with a single, valid, strategic proposal on the table, and Goldfields shareholders will apply their minds, and will act in the way that they see fit. Certainly this vote is a vote which is extremely relevant from a Harmony perspective, both as shareholders and as a company who has made an offer on the table. I think it is a vote which as you have correctly indicated there will be some Goldfields shareholders who will vote against the IAMGOLD deal, because of it’s obvious value destruction qualities, and I certainly wouldn’t read a 60% vote against IAMGOLD as a future 60% acceptance for Harmony. That is too hard, to some extent not directly linked. I gladly agree with you there.

Lee Dunlop (Cardile Investment Services):

Good afternoon Bernard, Goldfields, as you said, twigged, well, made a cosmetic change to their IAMGOLD transaction, yet that was able to secure them support from one of their major shareholders, Old Mutual. I was just wondering why you do not consider either a small change or potentially a substantial change to secure your own votes on IAMGOLD?

Bernard Swanepoel:

Thank you Lee, I must say, I hear that, you know, that 200 million adjustment has seen some people change their views, those were obviously then strongly held views. We certainly find those insignificant and truly cosmetic changes. Having said that, I will repeat what I said upfront. We have never intended to try and bride, or coerce people into a vote. I mean you know, those are the tactics that we have refrained from consistently. We believe our offer is a good offer, and quite honestly we think that the IAMGOLD transaction deserved to fail on the merits of the IAMGOLD transaction. So we have no intentions of cluttering the issue any further at this point. We aren’t in the business of buying votes against another management’s strategic direction. Quite honestly they have done about enough to hang themselves by this proposal, we certainly aren’t going to adjust our premium in order to secure additional votes.

Lee Dunlop (Cardile Investment Services):

Okay, and just finally, I am touching on the previous question, but does it mean the end of the second offer is Goldfields is successful with IAMGOLD?

Bernard Swanepoel:

If Goldfields is successful with IAMGOLD, in a scenario where there were no dirty tricks, in order words they didn’t vote shares on behalf of people who may not even live anymore, and secondly they didn’t block a legitimate shareholder, in the form of Harmony, then obviously it was a condition precedent, and then Harmony’s offer is off the table. Like I say, that is a scenario which we do not foresee, and certainly, not after me personally meeting in London, as did Ian Cockerill yesterday, with Norilsk, and I think we both got the same message from Norilsk yesterday, and that is that they are still supportive and stick to their irrevocable undertaking.

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Lee Dunlop (Cardile Investment Services):

That also applies to the 50% condition as well, I assume?

Bernard Swanepoel:

The 50% condition is a waiveable condition, I mean it is something we can waive, we simply, I mean we aren’t even in that phase of the transaction yet. So that is a discussion for later.

Brenton Saunders (Deutsche Bank):

Afternoon guys, sorry if I missed this on the first part of the conference call, but Bernard, I just wanted to know, just in terms of your legal options available to you, in the wake of the Competition Commission turning down your ability to vote you 10,8%. Is there any realistic chance of having that overturned before Tuesday?

Bernard Swanepoel:

Well we have taken counsel’s advice, we have actually got an opinion from counsel, that because we have appealed that, and I did indicate this is in the first part Brenton, but I don’t mind repeating it, it is quite important. You know, as you know, if somebody was found guilty of murder, and is about to be executed in the state of Florida, obviously as long as he has appealed, he doesn’t get executed. I mean, you know, so that sentence is set aside, subject to the appeal, this is exactly what the procedure is here. So we have appealed, and the courts have judged that quite honestly it would be unnecessary for them to apply their minds, at this stage, because if the voting, and there is obviously a real chance of the voting blocking IAMGOLD, in the absence of us voting, or our votes being discounted, then there was no reason for that, so really the ruling has been that it is not urgent, because of those sort of reasons. So we will continue to vote, and we have got the right to interdict the implementation of IAMGOLD, with all the ramifications for the chaos that follows from that. But if that is what we need to do in order to secure our rights as shareholders, and to ensure that the majority of shareholders vote prevails, then that is what we will have to do after Tuesday.

Brenton Saunders (Deutsche Bank):

Sorry, if I could follow on from that, so if I am reading this correctly, if on Tuesday IAMGOLD gets voted through by a margin smaller than your 11,8%, does that mean that you have the ability to interdict that until the Competition reviews the appeal?

Bernard Swanepoel:

Ja, no, if that was the case, or if the margin, if our shares are accepted, as we would legally expect them to be, but for example IAMGOLD was voted through with the margin smaller than the 8 odd percent of discretionary ADRs, so either of those two, would give us a cause to proceed with the interdicting IAMGOLD. So that is what we will do. Like I say I don’t necessarily think that is the likely scenario, but those are, and we just thought it would be proper for us to share, you know, our sort of strategic intent, in the run up to the transaction, but you are correct.

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Brenton Saunders (Deutsche Bank):

And Bernard, just to absolutely abuse my rights here, and sorry off of this subject as well, just in one line answer, is broadly, quarter 4 progressing operationally as you would hope it would?

Bernard Swanepoel:

Yes, we haven’t been desperate enough to promise more than what we have promised in the past. So I think everybody who knows us will take that as confirmation that things are running smoothly, operationally, we haven’t developed a habit to pre every vote put out new quarterly predictions yet. It is going according to plan Brenton. We better move on to other people now.

(?) (Churchill Capital):

Hi Bernard, I just have two questions. According to the GFI press release yesterday, you have 8 legal actions fail. Could you quickly just clarify where we actually are on those, just to clear things up.

Bernard Swanepoel:

As soon as I find out where and what I will clarify, I mean these guys are really smoking their socks. I truly, like I say we have appealed to two legal institutions, the one in New York, where the judge indicated that we may very much have a case if the Bank of New York has acted improperly afterwards, and then we will sue. And then we had a discussion with the Judge President in Bloemfontein, and I don’t think the Judge President would think that he has turned down anything. He told us how the process could work, should work, and quite honestly I think it is good advice, because if the vote on Tuesday goes the way we think it would go, well then we save a huge amount of legal amounts, I have suspected for some time that Goldfields are living in a legal world of their own. Some of these cases only they could have been present at. I am simply unaware of these. I read their announcement, and when I stopped laughing, I decided to treat it with the discontent that it deserves. Really I don’t know where that comes from.

(?) (Churchill Capital):

Just one quick other question, is there any chance that the 11,8% you are now able to vote could be revoked depending on how the application for leave to appeal goes?

Bernard Swanepoel:

No, the mere fact that we have applied for leave, in terms of South African legislation, South African legal precedent, entitles us to vote those shares. So obviously Goldfields may afterwards choose to sue us for having voted, or they may try and sort of overturn that. I can’t predict how they will behave legally, I have been very bad at predicting their legal behaviour. But our right we believe is that, is a fundamental right that we have simply on the fact of us having appealed that previous ruling.

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(?) (Churchill Capital):

Right, so there is no chance that we could have a ruling before the December 7th on the leave to appeal application?

Bernard Swanepoel:

I can’t see that quite honestly. I think don’t get exactly the same advice we have been getting, and that is let the shareholders now vote, and it may just be that the shareholders vote so clearly, that all of these legal shenanigans is wasted energy. And I think that quite honestly that is what Tuesday will confirm.

Brian Eisenstadt (? Capital):

Yes, hi, thanking for talking the call. Bernard, very quick question, or a couple of very quick questions, do you know what percentage of shares that have been tendered to you, have already voted? In other words voted prior to the tendering of shares?

Bernard Swanepoel:

No I don’t know quite honestly. So, no, unfortunately I don’t know whether that is physically possible, whether it has been done. I don’t know.

Brian Eisenstadt (? Capital):

Another quick question, in the November capital increase quote that your company undertook, did you vote the (?) proxies that were delivered to you?

Bernard Swanepoel:

We did, we also disclosed the results including the votes, and excluding the votes. We did, because the key difference between these two transactions is that there was not substantial opposition to that. There wasn’t any shareholder indicating that they didn’t want us to vote those shares, etc. And then we still disclosed that we got an approval of, if I remember correctly of 87 something percent, including those ADR votes, and 84 something percent, excluding those ADR votes. So, because we were in no position to give the Bank of New York an instruction to the contrary, they actually instructed us to vote those shares, which we did, and then we disclosed fully what the results were, including and excluding those votes.

Brian Eisenstadt (? Capital):

One very quick question, it is hard for me to think of a hostile takeover offer in which the offer was not subsequently bumped, because I am going to read into that that you are conceding defeat, you are resorting to legal action. Are you essentially trying to develop a negotiating position for a future asset swap from the 11,8% shares that you have tendered? What is your strategy at this point, and again, I am having a hard time thinking of a hostile advance in which there was not a subsequent bump.

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Bernard Swanepoel:

This is the first week, or the second week of the final offer. So all this noise about next Tuesday is Goldfields management team’s strategic proposal being evaluated by their shareholders. How it ever became, I mean, you know, a rumour that we will try and increase or change our offer terms in order to influence Goldfields shareholders voting about a Goldfields proposal, really, I mean our proposal runs it’s full course subject to Competition Commission approval in South Africa, and will close somewhere during February, at the earliest. So any such theoretical scenarios you are talking about quite honestly the time is just premature. I mean, you know, it is an illogical time and it would be a pathetic attempt to influence people’s decision making process with an adjustment in terms, so I think one just needs to sit and think through what is happening here. This is a Goldfields proposal being put to Goldfields shareholders, and we say let us vote, or the Goldfields shareholders. And then after that, you know, then we have a value proposition, and then we have a more normal transaction, with no allegations of misstating of reserves and no allegations of coercive, illegal, unlawful bids. You know, Goldfields still make those claims, despite the fact that we have won all of those cases. So the legal action around the exercising of the votes is completely, I want to say unrelated to the final process of closure of our follow on offer, which at the earliest takes place in February Brian. So I hope that gives you the context in which we are actually quite amazed that people are expecting us to adjust our terms. I think there was a real need for Goldfields to adjust the terms of the proposal they put on the table. And as I have earlier indicated I think they really just scratched the surface of what needed to be done on the IAMGOLD transaction, and that is why we as Goldfields shareholders continue to be against the IAMGOLD transaction.

Stuart Bailey (Bloomberg):

Hi Bernard, I was just wondering first of all if you could give us just a bit more information on the talks that you held yesterday with Norilsk and that Goldfields held with Norilsk, just what it is that you know about those?

Bernard Swanepoel:

I have now learnt from Ian Cockerill no comment, you better speak to Norilsk yourself. No, more seriously, I smile every time I hear that, you know, they start the rumour that they are about to sign some sort of deal, and then when asked about it, no comment, just to confirm. No, we obviously just had an update meeting, it was a meeting involving myself and my advisors, with Norilsk and their advisors. And obviously we gave them an update on where we are now with the 11,8%. And really we just got confirmation from them that they are still honouring their irrevocable, not that we ever doubted it, and remember they put out two or three public announcements every time the rumour mill has been running ahead of reality. Like I said I flew out on the same plane with Ian Cockerill, I always knew we would meet a few times in lounges of the world, you know business class lounges of the world, and like I say I can’t really speak on behalf of him and Norilsk, they will say no comment, so I can tell you what we discussed.

Stuart Bailey (Bloomberg):

And did you talk to Ian?

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Bernard Swanepoel:

Oh yes, no, we greeted each other. In the presence of St. Jonah, it is a pity you guys were not there, we could really have started a beautiful rumour. Can you imagine, Ian, Bernard and (?) together. When we landed in London, for twenty minutes they couldn’t get us off the plane, so I joked that they obviously are keeping us on the plane until there is some peace settlement, but in the end they had to let us go.

Stuart Bailey (Bloomberg):

And Bernard, just one last question, could you just let us know what the likelihood is that you are going to lift any of the conditions on this deal, either the 50% or the IAMGOLD deal going through.

Bernard Swanepoel:

I am really not going to get into silly speculation, not even for a good guy like you Stuart. Certainly we have never had intentions around dropping the condition of the IAMGOLD transaction. I think we have always confidently gone into this on the basis of we can convince the majority of Goldfields shareholders that the IAMGOLD transaction is a bad transaction for the Goldfields shareholder. We have never had intentions to buy them to vote for us. We are just trying to secure the right for every Goldfields shareholder that is alive and want to vote, to vote, and those who may not be alive, or have no intention to vote, not to be voted for on behalf of a wise management. And that is really all we are going to do up to this coming Tuesday.

Stuart Bailey (Bloomberg):

Do you have a sense of how many Goldfields shareholders are dead?

Bernard Swanepoel:

No, I mean, when we talk about death register it doesn’t mean that the natural person is dead, it really just means that the shares may be lost or they just don’t care, they take no interest. And obviously in this case I think it would be an atrocity if those shares gets voted, despite all the opposition against it.

Allen Cook (Nedcor Securities):

Hi Bernard, could you clarify for me, you have spoken of your ability to waive or the possibility of waiving the conditions in the minimum acceptance condition, is there any obligation on Norilsk Nickel to deliver their 20% or to agree to any of those waivers? In other words, would they support the subsequent offer and deliver their shares to yourself, if you waive the minimum acceptance condition for instance? Can you clarify that for me.

Bernard Swanepoel:

Allen, you are tricking me up here, I am the one guy who has actually read the irrevocable, but I have to tell you that is four and a half weeks ago. Obviously the irrevocable puts out all the conditions, sorry, all of the obligations and responsibilities of Norilsk. I simply don’t know what would happen in such a case. I will give you a

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call at some stage, you know, once I have re-read the thing. But again, let’s not start the next rumour, let’s leave this for Brunswick and Goldfields, I mean they will start the next rumour around us dropping the 50%. I merely indicated in the previous question, what I was trying to indicate, that it is a waiveable condition, whereas the Competition Commission, you can’t waive, even if you wanted to. I certainly have not started new speculation about us waiving that condition at all. So really, if you don’t mind, I am going to stick to that comment, and transcripts of these calls are available. I see Goldfields have developed a habit of misquoting me, from misquoted Reuters reports, and we get Reuters to correct the reports, but not Goldfields, so, really I want to make sure that the transcript of this also reflects what I am really trying to say, so thank you for the question, but I can’t give you a, it is a bit of a theoretical question, and it is some time since I read the irrevocable.

Josephine Maison (Metal Bulletin):

Hi Mr Swanepoel, my line is a little bit dodgy, so I haven’t been able to pick up on some of the answers, I was just hoping you could go through the breakdown of how you see Goldfields shareholders voting next Tuesday. You said you think you’ve got the potential to get a 45 - 65% rejection of the IAMGOLD deal. Is that correct?

Bernard Swanepoel:

No, Josephine, I think my expectation is that the majority of Goldfields shareholders are going to vote against the IAMGOLD transaction. And I have to unfortunately just for everybody else say that this will have to be the last question that I answer, so I apologise to those who have been waiting patiently. Back to the question Josephine, I have got no doubt that from the feedback that I receive from shareholders that a majority will vote against the IAMGOLD transaction. I think what is clear is that Harmony’s 11,8% will be voted again. What is clear is that something very close to 2% of those few ADR votes left, and which have been voted, had voted against. And what is clear is that Norilsk has given an undertaking to vote 20% against. Beyond that we all go into speculation territory. I think on a similar question recently, Ian Cockerill was quoted as saying that he expects, or he has got confirmation of about 20% of his shareholders being in favour of it. So you can see, I mean I am very comfortable of a much big number than that being against. But in the end, you know, when people vote, that is their right. So there are obviously significant and outspoken critics of the IAMGOLD deal, and really I think anybody can tell you that for themselves. I am not a good predictor, but I am very confident that there is significant resistance against the IAMGOLD deal. I thank everybody for phoning in and I will certainly be speaking to you all after the IAMGOLD voting, because then we will finally get to put to you the Harmony value proposition, in the absence of all the other noise, thank you very much everybody.

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